4-1-02

960391

02030041

RECD S.E.C.

APR 8 - 2002

1086

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April 2002 Commission File Number 1-11854

NATUZZI INDUSTRIES S.p.A.

(Translation of Registrant's name into English)

PROCESSED
APR 15 2002
P
THOMSON
FINANCIAL

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F _x_ Form 40-F _

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

FOR IMMEDIATE RELEASE

NATUZZI

www.natuzzi.com

NATUZZI'S BOARD OF DIRECTORS APPROVES FINANCIAL STATEMENTS FOR FISCAL YEAR 2001, PROPOSES MAINTAINING ANNUAL DIVIDEND OF € 0.2872 PER ADR OR ORDINARY SHARE

Santeramo in Colle, Bari - Italy - April 4, 2002 - The Board of Directors of Industrie Natuzzi S.p.A. (NYSE: NTZ), the world's leading manufacturer of leather upholstered furniture, today announced the approval of the Company's Financial Statements for the year ended December 31, 2001.

As previously announced on March 7, 2002, Natuzzi reported net consolidated sales of € 786.1 millions for 2001, an increase of 14.2% over the prior year, and net consolidated profit of € 75.6 millions, down 4.4% from the same period last year.

The Directors will propose an annual dividend of € 0.2872 per ADR or Ordinary Share at the General Shareholders' Meeting to be held on April 29, 2002 (on first call), and if necessary, on April 30, 2002 (on second call). This amount is equal to the annual dividends paid in each of the two previous years.

About Industrie Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Industrie Natuzzi designs and manufactures a broad collection of leather upholstered residential furniture.

Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.

Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 115 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 52 licensed Divani & Divani by Natuzzi and Natuzzi branded stores.

Industrie Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

FOR FURTHER DETAILS PLEASE CONTACT:

Investor Relations Dept.
Tel.: +39-080-8820-215
Fax: +39-080-8820-241
E-mail: investor_relations@natuzzi.com

Corporate Press Office
Tel.: +39-080-8820-124
Fax: +39-080-8820-508
E-mail: relazioni.esterne@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDUSTRIE NATUZZI S.p.A.
(Registrant)

Date: April 8, 2002

By: ______________________
Giuseppe Desantis